Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

December 23, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 66

Nuveen Tradewinds Global Energy Revolution Portfolio, 1Q 2015

File Nos. 333-199010 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated October 29, 2014 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 66, filed on September 29, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen Tradewinds Global Energy Revolution Portfolio, 1Q 2015 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. In describing the Trust’s investments, the third paragraph discloses the Trust’s intention to concentrate primarily in the energy sector, but notes that the portfolio will also consist of “companies in the industrials, utilities, information technology and materials sectors.” Clarify whether companies in the “industrials, utilities, information technology and materials sectors” will be included in the 80% test described in the first sentence of the first paragraph. If so, explain how this is consistent with Rule 35d-1 of the Investment Company Act of 1940 (the “Name Rule”). Specifically, consider whether the Name Rule would require that the Fund invest at least 80% of assets in companies in the energy sector since the name suggests investment in the energy industry, regardless of the Trust’s intention to invest in companies “participating in the global energy revolution.”

Response: The Trust will invest at least 80% of the value of its total assets in the equity securities of non-U.S. and U.S. companies actively participating in the global energy revolution. Such companies will consist primarily of securities in the energy sector; however, such companies may also include securities in the industrials, utilities, information technology and materials sectors. We do not believe this is inconsistent with the Names Rule.

While the phrase “energy revolution” includes the term “energy,” the word “energy” is not meant to stand-alone but is read in conjunction with the term “revolution.” The staff of the Commission has noted that there are instances when a term or phrase in the name of a fund can have different meanings depending on the particular combination of words used. In the staff of the Commission’s guidance titled “Frequently Asked Questions about Rule 35d-1” (Investment Company Names) (found at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm), Question 9 noted how the complete term or phrase used in the name of a fund changes the way the Names Rule is applied. Specifically, we refer to the use of the term “income.” The guidance noted that while “equity income” would not be covered under the Names Rule because it suggests a strategy to focus in investments in equities and have current income as an investment objective or strategy, “fixed income” would be covered under the Names Rule because it suggests a particular type of investment. Similarly, we believe that “energy” alone would indicate a type of investment but “energy revolution” suggests an investment strategy to invest in securities of companies actively participating in the energy revolution.

2. The first sentence of the fourth paragraph states that “the Trust will invest at least 40% of its assets in the securities of non-U.S. companies…” Clarify whether this 40% test will also be based on total assets as in the previously disclosed 80% test.

Response: The disclosure has been revised to indicate that the 40% test applies to the Trust’s total assets.

Selection of Portfolio Securities.

3. The second paragraph states that “Tradewinds will conduct a final valuation assessment that seeks to minimize risk by limiting the portfolio’s exposure to specific companies, regions, and capitalizations.” Disclose any such limits on exposure to specific companies, regions and capitalization. If there are no specific limits on the Trust’s exposure to certain companies, regions or capitalizations, explain the Trust’s approach to minimizing risk.

Response: The second sentence of the second paragraph has been revised to state “Tradewinds will conduct a final assessment and attempt to minimize risk through recommending stocks that have historically experienced low correlations.”

Principal Risks (p. 4)

4. In the first risk factor on p. 4 entitled “[t]he Sponsor does not actively manage the portfolio,” the last sentence states that “[t]he value of your investment may fall over time.” Delete this sentence as it is duplicative of the first sentence of the second risk factor.

Response: The disclosure has been revised in response to your comment.

5. The fifth risk factor describes the risks associated with a concentration in the energy sector. Disclose any additional risks associated with the Trust’s intention to invest in companies “participating in the global energy revolution.”

Response: We reviewed an early model portfolio that indicated the portfolio would be concentrated in the energy sector so a risk factor was included in the Prospectus. If the final portfolio is concentrated in other sectors, the appropriate risk factors will be included in the Prospectus.

6. On p. 6, the risks of investing in depositary receipts are disclosed. If investing in American Depositary Receipts and Global Depository Receipts is a principal strategy, disclose as such in the Principal Investment Strategy section.

Response: The disclosure has been revised in response to your comment.

7. On p. 8, consider expanding the risk factor captioned “[t]he Internal Revenue Service may change its policy about dividends” to explain more fully the IRS’s current policies on dividends and how they could change to make dividend investments less attractive.

Response: The disclosure has been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren